

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Anthony Ang
Director
K Wave Media Ltd.
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

>   **Re: K Wave Media Ltd.**
>   **Draft Registration Statement on Form F-4**
>   **Submitted November 13, 2023**
>   **CIK No. 0002000756**

Dear Anthony Ang:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted November 13, 2023

Cover Page

1. Please include the "Calculation of Registration Fee" table on the cover page as Exhibit 107 to the registration statement. Refer to Form F-4 and Item 601(b)(107) of Regulation S-K.

Letter to the Stockholders of Global Star Acquisition Inc., page i

2. Please expand your discussion of the ownership of PubCo following the Business Combination to disclose the percentage ownership interest that will be held by each of the Global Star public shareholders (not including the Sponsor), the Sponsor, and K Enter's shareholders, assuming both a minimum and maximum redemption scenario, as well as

the exercise and conversion of all securities. To the extent that any shareholder or group of shareholders will own a percentage of interests such that they will have a controlling interest in PubCo, please identify such shareholder(s) and disclose the extent of control.

3.   We note your statement that K Enter "own[s] approximately...86.9%...of GLST Common Stock as of the record date" and is expected to vote such GLST Common Stock in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal. Please confirm that K Enter owns 86.9% of GLST's outstanding Common Stock, as this appears inconsistent with the beneficial ownership table on page 224. We may have additional comments.

4.   In this section you refer to "Global Star Acquisition Inc." as "we", "our" and "Company". But you also use these terms to refer to "K Enter" in the sections "Business of K Enter" (e.g., "our" on page 143) and "Management's Discussion and Analysis of Financial Condition and Results of Operations of K Enter." For consistency and clarification, please replace these references wherever they occur in these sections with the entity's name to which they refer.

Notice of Stockholder Meeting, page v

5.   In your instructions to Global Star shareholders for redeeming their public shares, you state, "If redemption takes place after consummation of the Merger, it is shares of PubCo Common Stock that will be redeemed." This may be read to imply that these shareholders could still exercise their redemption rights following the Business Combination, which conflicts with your disclosure elsewhere that holders of public shares must elect to redeem prior to two business days before the Special Meeting. Please remove this statement or provide additional context to clarify its meaning.

Use of Certain Terms, page 3

6.   With a view towards consistency, please revise throughout to use terms as they are defined in this section or in their respective disclosure sections. For example, we note interchangeable use of "Merger," "Business Combination," and "Proposed Business Combination" throughout, as well as use of the undefined "Sponsor Shares" rather than the defined "Founder Shares" in places.

Questions and Answers About the Business Combination and the Special Meeting, page 5

7.   Please supplement this section with a question and answer related to the additional $50 million PIPE financing contemplated in the negotiations between Global Star and K Enter. Discuss the expected use of the proceeds of this financing, whether there have been any discussions to date with potential PIPE investors, the potential dilutive impacts to public shareholders, and whether the PIPE financing is a condition to closing.

Q: What vote is required to approve the Proposals?, page 7

8.   In light of the Sponsor's and Initial Stockholders' commitment to vote their shares in favor of certain proposals, please disclose the requisite percentage of Global Star's public shares that would need to be voted in favor of each proposal in order to approve it.

Q: Will I experience dilution as a result of the Business Combination?, page 9

9.   We note your presentation of the equity ownership percentages of various shareholder groups following the Business Combination under minimum and maximum redemption scenarios. Please supplement this table and related disclosure elsewhere to show scenarios assuming minimum, maximum, and interim redemptions along with the exercise or conversion of all securities, including warrants, and any other sources of dilution. Ensure that all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination are disclosed including, but not limited to, the potential PIPE investment and promissory note payment conversions. We further note that the ownership percentages in this table do not currently align with those in the chart on page 16. Please ensure that your disclosure regarding dilution potential is consistent throughout the proxy statement/prospectus.

10.   Please revise your disclosure here and elsewhere throughout your proxy statement/prospectus as appropriate to show the potential impact of redemptions on the per share value of shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

11.   Please confirm whether redeeming shareholders will retain their Global Star warrants, which will automatically convert to PubCo warrants. If so, please quantify the value of such warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.

Q: Is there a deadline for the Business Combination..., page 11

12.   We note your disclosure that, in exchange for depositing monthly extension payments into the trust account, the Sponsor will receive an unsecured promissory note payable upon consummation of a business combination. Please revise your disclosure here and elsewhere as appropriate to provide additional details about such promissory note, including its amount, maturity date, and whether it will be convertible.

Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination
K Enter Holdings Inc., page 15

13.   Please disclose in this section that, although K Enter expects to consummate the equity purchases for each of the Seven Korean Entities, only the completed acquisitions of Play Company and Solaire Partners are conditions to closing under the Merger Agreement, as

Anthony Ang
K Wave Media Ltd.
December 11, 2023
Page 4

stated on page 87. Please discuss how the inability to consummate purchases of the remaining entities could impact the Business Combination and an investment in PubCo's securities, and add appropriate risk factor disclosure.

Post-Business Combination Structure and Impact on the Public Float, page 16

14.   We note your post-Business Combination organizational chart provided on page 16. Please additionally provide charts demonstrating the pre-Business Combination structure and ownership of Global Star and K Enter, as well as a chart depicting the structure of the organization following the anticipated acquisitions of the Seven Korean Entities.

Anticipated Accounting Treatment, page 20

15.   On pages 20, 146 and 172 you state the accounting treatment of the Business Combination was determined under International Financial Reporting Standards, specifically IFRS 2. It appears the Business Combination is between Global Star and K Enter and both of these entities are accounted for using U.S. GAAP. Please explain to us why you believe IFRS is applicable instead of U.S. GAAP. In connection with this, in some places you disclose "New K Enter" is the entity merging with Global Star. Please clarify the specific entity that is merging with Global Star and clearly state the order the respective merger transactions (i.e., Global Star/K Enter and K Enter/Play Company) occur.

16.   You disclose on pages 20 and 172 the acquisition of Play Company by K Enter will be accounted for in accordance with IFRS 3. It appears K Enter is not a business pursuant to IFRS 3. Accordingly, it appears the transaction should be accounted for in accordance with IFRS 2. Please advise.

Interests of Certain Persons in the Business Combination, page 21

17.   Please quantify the aggregate dollar amount and, to the extent not already listed, describe the nature of what the Sponsor, its affiliates, and the directors and officers of Global Star have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which any of the foregoing parties are awaiting reimbursement.

18.   We note your disclosure of K Enter common stock held by Global Star's officers and directors. Please supplement your disclosure here and in the discussion of conflicts of interest elsewhere to highlight all material interests in the transaction held by the Sponsor and its affiliates as well as Global Star's officers and directors, including those that arise due to an interest in or affiliations with K Enter and/or any of the Seven Korean Entities. For example, we note that a Managing Member of the Sponsor is also a co-founder and director of K Enter. Please clarify how the Global Star board considered such conflicts in negotiating and recommending the Business Combination.

19.   It appears that Global Star's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted Global Star's search for an acquisition target.

Recommendations of the Global Star's Board of Directors to the..., page 22

20.   You state in this section that, "The Global Star board of directors did not obtain a fairness opinion on which to base its assessment," which conflicts with disclosure elsewhere and the inclusion of EverEdge's opinion in the proxy statement/prospectus. Please revise your disclosure accordingly.

Risk Factors, page 22

21.   Please revise to provide a summary of the risk factors here. Refer to Item 3 of Form F-4.

Risk Factors
Risk Factors Relating to K Enter Holdings Inc.'s Business and Industry, page 24

22.   Many of the risk factors in this section reference risks that appear applicable to any company operating in this industry. For example, you note that you "may experience substantial fluctuations in [y]our operating results and growth rate," but you do not give any examples of why and how your business could experience such fluctuations. Similarly you note that your international operations expose you to risks, but you do not discuss which operations you consider to be international and the risks you face. These are just examples. Please revise the risk factors in this section to explain specifically how and to what extent these risks have impacted the historical operations of the Seven Korean Entities and ensure they are tailored to the businesses of such entities.

23.   We note your indication that references to "we," "us," and "our" in this section refer to K Enter, but given K Enter's limited business operations to date, many of the operational and industry risk factors in this section appear to be applicable to the Seven Korean Entities instead. Please revise your disclosure to clarify which particular entity(ies) the disclosure is referencing as opposed to using terms such as "we." It also appears that this section is drafted assuming completion of the business combination. Where you discuss risk factors relating to historical operations, please revise the disclosure so it does not suggest these are the current operations of K Enter. As K Enter is a recently formed company with no operational history, consider including a separate section discussing the risks relating to the Seven Korean Entities. Additionally, please ensure that the risk factors are tailored to reflect the current businesses of the Seven Korean Entities. For example, it is unclear how your statement on page 41 that, "A substantial portion of our revenue comes from the distribution of music..." aligns with the discussion of the business activities of the Seven Korean Entities beginning on page 132.

Inflation may cause our investment and development costs..., page 26

24.   We note your risk factor indicating that inflation has impacted your business. Please update this risk factor if recent inflationary pressures have materially impacted operations and the specific entity(ies) that has been impacted. In this regard, identify the types of inflationary pressures the entity(ies) is facing and how its business has been affected.

If our electronic data is compromised...
Despite our security measures, our information technology..., page 35

25.   Your risk factors describe security breaches and cybersecurity risks and risks of data loss due to security breaches as a material risk. Since cybersecurity and cyber-attacks are a potential risk, please also disclose in an appropriate place the nature of the board's role in overseeing your cybersecurity risks, including in connection with the company's third party providers. Please also confirm the accuracy of the statement that your data is stored electronically in locations around the United States, as you disclose in the first sentence.

Risk Factors Relating to the Business Combination, page 57

26.   Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks may include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Proposal No. 1 - The Reincorporation Merger Proposal
Material U.S. Federal Income Tax Consequences of The Business Combination, page 74

27.   You state that the discussions under "U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders" and "U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of K Enter Common Stock" constitute the opinions of Nelson Mullins and Loeb & Loeb, respectively. Accordingly, it appears that counsel intend to file a short-form tax opinion and the disclosure in the prospectus serves as the tax opinion. Additionally, we note the statements that the Reincorporation Merger and Acquisition Merger "should" qualify as reorganizations and that shareholders "should not recognize gain or loss." Please revise to have each counsel provide a firm opinion as to the qualification of the mergers as reorganizations under Section 368 of the Code. If counsel are unable to provide this opinion, please revise your disclosure to explain why counsel cannot give a firm opinion and describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

Proposal No. 2 - The Acquisition Merger Proposal
Lock-Up Agreement, page 88

28.   Please define the terms used in this section, including "Purchaser Ordinary Shares," "Purchaser Warrants," and "Target Holders," so that it is clear which persons' and entities'

shares will be locked up following the closing of the Business Combination. Quantify the number and percentage of PubCo shares that will be subject to Lock-Up Agreements.

Background of the Business Combination, page 91

29. Please comprehensively revise your disclosure in this section to provide more detail on the negotiations among Global Star, K Enter, and the Seven Korean Entities. For example, this section as drafted provides little disclosure regarding K Enter's acquisitions of the Seven Korean Entities, which, given K Enter's limited operating history, seem to be the key driver of the Business Combination. Please discuss the background and negotiation of these acquisitions, including any involvement of Global Star; how this process influenced Global Star's decision to pursue a recently formed holding company rather than an operating company with revenues; diligence conducted on the Seven Korean Entities; and the process of arriving at a $610 million valuation for K Enter. Additionally, we note that K Enter was introduced as a potential target entity by its director, who is also a Managing Member of Global Star's Sponsor, shortly after its formation. Please disclose the date that Global Star first had contact with K Enter and why the director chose to introduce Global Star to K Enter at that time. We note that K Enter was not formed until January 4, 2023, and the agreements to acquire the Seven Korean Entities were not executed until April 2023, all of which took place during the negotiations of the merger agreement between Global Star and K Enter. Please explain any involvement of Global Star in the formation of K Enter or the negotiations of the agreements between K Enter and the Seven Korean Entities.

30. Please revise your disclosure to discuss, in chronological order as appropriate, all meetings, presentations (including financial models, projections, or forecasts), and other activities that transpired between Global Star and K Enter beginning with the date of the first contact between Global Star and K Enter through the execution of the Merger Agreement on June 15, 2023. Disclose in further detail the parties involved and the topics covered at each meeting, as well as a complete description of the negotiations relating to the material terms of the transactions. In this regard, we note your disclosure on page 94 that weekly calls between Global Star and K Enter took place beginning in early April 2023.

31. We note your reference to certain "financial modeling assumptions" included in the virtual data room reviewed by Global Star, as well as the presentation of "financial analyses" and the fairness opinion based on K Enter projections to Global Star's Board of Directors on June 14, 2023. Please clearly disclose information regarding all financial projections and forecasts that were considered in negotiating the Business Combination, including the preparing and receiving parties, underlying assumptions and limitations, and any variations between sets.

32. Please provide information about the KPMG valuation report referenced on page 93 required by Item 1015(b) of Regulation M-A. Additionally, please clarify whether the KPMG report is "K Enter's valuation report" referenced in the last paragraph on page 93

and discussed at length on page 158. If not, please also provide the information required by Item 1015(b) with respect to this additional valuation report. Refer to Item 4(b) of Form F-4.

33. Please identify the "ancillary agreements" referenced on page 93 that were negotiated between June 7, 2023 and June 14, 2023, and elaborate on the negotiation of the material terms of such agreements.

34. We note your statement on page 94 that the Global Star board "sought advice from...due diligence and valuation advisors," but there is no discussion of due diligence advisors in this section. Please ensure that all advisors and other third party entities involved in the development of the Business Combination are identified. In revising, please provide additional detail regarding the role of Xeno Investment Asia in the Business Combination.

Opinion of Global Star's Financial Advisor, page 96

35. Please disclose the projections for fiscal year 2023 to fiscal year 2027 that were used by EverEdge in preparing its opinion, and include a discussion of the material assumptions and limitations underlying the projections. Please also indicate whether the projections assume that K Enter will complete the acquisitions of all Seven Korean Entities.

36. Please provide all of the figures that were used to derive K Enter's equity value range under the discounted cash flow analysis, including unlevered free cash flow, terminal value, non-operating assets, and debt and debt equivalents. Please also explain why a growth rate of 5.1% was selected in estimating the terminal year unlevered free cash flow derived from K Enter's projections.

37. Please provide additional quantitative and qualitative information regarding EverEdge's analyses under the Guideline Public Traded Companies Method and Guideline Transaction Method to facilitate understanding of the equity value ranges stated on page 100. For example, please disclose the multiples derived for each comparable company and explain why the average EV/EBITDA and EV/Revenue multiples were applied to K Enter's fiscal year 2025 EBITDA and fiscal year 2023 revenues, respectively, to reach equity value ranges. Identify all figures and amounts used in calculating the equity value ranges under the Guideline Public Traded Companies Method. Further, please identify the comparable transactions used in determining the equity value range under the Guideline Transaction Method.

38. We note the disclosure on pages 98 and 102 that the fairness opinion from EverEdge was prepared for the purpose of providing an opinion as to the fairness of the consideration in the Business Combination "...to the equity holders...of K Enter Holdings Inc.'s shares." Please clearly state whether the opinion extends to the fairness of the transaction to the holders of Global Star's shares, including public shareholders. If this is not within the scope of the opinion, please explain the consideration that the Global Star board gave to commissioning a fairness opinion that does not extend to its shareholders.

Proposal No. 3 - The Governance Proposals

Reasons

Governance Proposal C - Exclusive Forum, page 104

39.   Please provide a more detailed description of the exclusive forum provision in PubCo's Amended and Restated Memorandum and Articles of Association, including whether it applies to Securities Act and/or Exchange Act claims and any uncertainty about enforceability, and add a risk factor regarding this provision. In addition, we note that page 104 characterizes the nature of this governance proposal as "...remov[ing] the Delaware exclusive forum provision in the Existing Charter and adopt[ing] a Cayman Islands exclusive forum...," while the Letter to Stockholders and Notice of Meeting characterize the proposal more narrowly as "...deleting the forum selection provision providing for concurrent jurisdiction...for claims arising under the Securities Act." Please revise for consistency.

Proposal No. 5 - The Incentive Plan Proposal

Overview, page 106

40.   Please disclose the number of PubCo ordinary shares that will be initially reserved for issuance under the K Wave Media, Ltd. 2023 Equity Incentive Plan following the Business Combination. In this regard, we note your disclosure on page 106 that the initial maximum number of shares that may be issued under the plan will be 10% of outstanding ordinary shares; however, on page 9, you state that "67.7% PubCo Ordinary Shares" will be reserved for issuance under the plan upon closing. Please explain or reconcile this disparity.

Proposal No. 6 - The Adjournment Proposal

Purpose of the Adjournment Proposal, page 114

41.   As drafted, this section may suggest that Global Star's board possesses the requisite power to adjourn the Special Meeting in the event of insufficient votes for certain proposals. Please revise to clarify that Global Star's shareholders are being asked to adopt a proposal that would allow such an adjournment. Additionally, please confirm whether Global Star would seek adjournment if there are insufficient votes to adopt the Governance Proposals and the Director Proposal, which are not referenced in this section. Make conforming revisions in the Letter to Stockholders and Notice of Meeting as appropriate.

Business of K Enter, page 118

42.   Please comprehensively revise this section so that investors clearly understand the businesses of each of the Seven Korean Entities, including the the products and services offered, revenue generated, revenue sources, and the contribution to total revenue of the combined company following the business combination. Please ensure that the current operational status of each of the businesses is discussed, as well as any anticipated

changes in the foregoing following the business combination. Further, where you discuss the current industry in Korea, please ensure that it relates to the specific industries in which K Enter will operate following the business combination.

43. Please revise your disclosure to describe and distinguish between current and future business activities conducted by K Enter and each of the Seven Korean Entities. When discussing activities that are anticipated but not yet conducted, please provide a timeline and the status of developing such capacities. For example, you discuss plans to "create virtual concerts" on page 122 and the acquisition of IP rights for "quality drama and film content" on page 126, but the status and timing of these efforts is unclear.

44. Please describe in greater detail the terms of material agreements referenced in this section and elsewhere throughout the proxy statement/prospectus and file each agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. For example, we note your disclosure on page 155 that K Enter has entered into agreements with production companies. Further, we note your disclosure that for the years ended December 31, 2022 and the six months ended June 30, 2023, certain customers accounted for 73.9% and 64.1%, respectively, of total Play Company revenue. Please describe the material terms of any arrangements with such customers and file any agreements as exhibits to the registration statement.

45. Please clarify whether any definitive agreement has been reached with Prototype Group or Monolith Studios regarding a partnership with First Virtual Lab and/or K Enter.

Industry Background
3. Content Merchandising, page 122

46. On page 150 you disclose that Play Company's gross profit has increased due to the release of certain products for which Play Company has IP rights. You also note that two of Play Company's customers have accounted for a significant percentage of total revenue in the past two fiscal years. Please disclose the nature and duration of Play Company's material intellectual property rights and file any related agreement (e.g., a licensing agreement) as an exhibit to the registration statement. In the alternative, please tell us why you do not believe you are required to file the intellectual property agreements or customer agreements. Please add related risk factor disclosure, as appropriate.

Capabilities and the Seven Korean Companies to be Acquired, page 132

47. You disclose closing of the stock purchase agreements for all of the Seven Korean Entities except for First Virtual Lab, Inc. was amended to January 5, 2024 or such other date designated by K Enter. Please tell us and disclose if this is the case for First Virtual Lab as well. For the other six Korean Entities (and First Virtual Lab as appropriate), explain whether closing could take place before the registration statement is effective, and if so, the basis for such.

48.   Please provide tabular disclosure or another clear method of presentation regarding the aggregate consideration to be paid for the acquisitions of the Seven Korean Entities. Include the aggregate purchase price and number of shares of K Enter common stock to be issued, as well as any unique provisions, such as the additional cash consideration and earn-out provisions under the Stock Purchase Agreement with Play Company.

49.   We note that the share purchase agreements for each of the Seven Korean Entities close as soon as the registration statement is declared effective. Given that Global Star will not yet have held the special meeting to approve the Business Combination Proposals, please explain whether there will be any impact on the acquisitions if the shareholders do not approve the proposals. Please also revise throughout to indicate that the acquisitions of the Seven Korean Entities will occur before the special meeting, to the extent accurate.

4. Content Investment, page 141

50.   You state on page 142 that, "The revenues of Solaire Partners account for approximately 1.3% of K Enter's total revenues in 2022," but it seems that the acquisition of Solaire Partners is not yet complete. Please revise or explain this statement.

The primary laws in Korea that may be applicable to K Enter..., page 144

51.   Please expand your discussion of applicable laws to summarize the material aspects of each individual statute, regulation, or other authority and explain its applicability and potential impacts to K Enter and/or the Seven Korean Entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations of K Enter, page 146

52.   Since this section is a discussion regarding K Enter, please move the discussion of the historical results of operations, cash flow and liquidity and capital resources of Play Company Co., Ltd. to the end of this section since the results of Play Company are not included in the results of K Enter at this time.

53.   Here you show results of operations, cash flow information and liquidity and capital resources for the periods presented for Play Company in terms of U.S. dollars but the financial statements are denominated in Korean won. Please present amounts here consistent with the currency used in the financial statements. You may supplement your presentation here by showing the corresponding translated U.S. dollar amount for each Korean won amount presented for perspective.

Cash Flow, page 151

54.   The disclosure here regarding operating activities of Play Company appears to focus on how the amount of operating cash was derived for each period as already reported in the statements of cash flows. Please provide a quantitative and qualitative analysis that explains the change in the reported amount of operating cash flows from period to period,

including material changes in underlying individual items contributing to the change. Note merely citing changes in results, working capital accounts and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand why the reported amount of operating cash changed between periods. Refer to Item 5 of Form 20-F, in particular the introductory paragraph thereof and instructions 1 and 9 of instructions to Item 5, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance.

55. Please discuss the operational reasons for the negative operating cash flows for the fiscal 2023 interim period for Play Company and explain how the company intends to meet its cash requirements and maintain operations. Refer to instruction 1 to "Instructions to Item 5" in Form 20-F and section IV.B.1 of Release No. 33-8350. Also discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and the expectations concerning this condition.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 5 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023, page 195

56. In note (a) to Note 5.A, please explain to us and disclose how the total expected shares of K Enter common stock to be issued of 202,890 was determined.

Directors, Executive Officers, Executive Compensation and Corporate Governance...
Conflicts of Interest, page 211

57. We note your disclosure that certain shareholders have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Security Ownership of Certain Beneficial Owners, page 224

58. Please additionally provide the beneficial ownership information required by Item 403 of Regulation S-K with respect to PubCo following the Business Combination. Demonstrate ownership amounts and percentages under varying redemption scenarios. Refer to Item 18(a)(5)(ii) of Form F-4.

Description of PubCo's Securities
PubCo Warrants, page 233

59. We note your statement that, "The PubCo Warrants will have the same terms as the GLST Warrants." However, based upon the disclosure in this section compared to the Warrant Agreement between Global Star and Continental Stock Transfer & Trust Company, it appears that the price at which the warrants will become mandatorily redeemable at the option of PubCo is being lowered from $18.00 per share for any twenty trading days within a thirty trading day period to $16.50 per share for such period. Please highlight this as a difference between the PubCo warrants and Global Star warrants, if accurate. Add

risk factor disclosure regarding any material risks to public warrant holders and clearly explaining the steps, if any, PubCo will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Financial Statements, page F-1

60. Please include the financial statements of the registrant "K Wave Media Ltd" ("PubCo") pursuant to Item 14(h) of Form F-4, audited as appropriate. Also include these financial statements in the pro forma information as appropriate pursuant to the noted form item in accordance with Rule 11 of Regulation S-X.

61. Please explain to us the basis for not including the historical financial statements of the "Seven Korean Entities" other than Play Company Co., Ltd. and pro forma information for these other entities in "Unaudited Pro Forma Condensed Combined Financial Information."

Financial Statements of Play Company for the Years Ended December 31, 2022 and 2021, page F-60

62. We note from your tabular disclosure on page F-144, that reconciles previous presentation under K-GAAP to current presentation under IFRS, you made several corrections of errors to the December 31, 2021 financial statements in addition to adjustments to transition to IFRS. Please tell us what consideration you gave to labelling the face of the financial statements as "restated" due to these error corrections. Refer to the guidance in paragraphs 41-49 of IAS 8.

Notes to Consolidated Financial Statements
For the Years Eded December 31, 2022 and 2021
Note 8. Income and Expenses
C. Expenses by nature, page F-91

63. Please tell us what "commissions paid" and "outsourcing fees" represent. Include in your response whether these are associated with your generation of revenue, and if so, the type of revenue to which these items relate, and how you considered the guidance in paragraphs B34-B38 of IFRS 15 with respect to them.

Item 21. Exhibits and Financial Statement Schedules, page II-1

64. Please file as an exhibit the consent of EverEdge PTE, Ltd required by Item 601(b)(23) of Regulation S-K. If additional reports, opinions, or appraisals are filed as exhibits pursuant to Item 4(b) of Form 20-F, file the requisite consents as well.

General

65. Please revise your disclosure throughout the proxy statement/prospectus to consistently reflect that K Enter is a recently formed holding company with limited operations and that

the acquisitions of the Seven Korean Entities have not yet been consummated. In many places throughout the filing, disclosure suggests that K Enter has already developed substantial business activities or acquired operating entities as subsidiaries. For example, you state on 120 that, "K Enter has numerous talented and experienced creators...," and page 126 references "...our strong track records in Asian markets." Please ensure that statements applicable to K Enter versus those applicable to the Seven Korean Entities are distinguishable throughout.

66.   Throughout the proxy statement/prospectus, you intermittently imply that K Enter, rather than K Wave, will be the publicly traded entity in which public shareholders hold an interest following the Business Combination. See, for example, the statement on page 46 that "...investors will hold shares of our common stock..." and the statement on page 155 that, "We expect our general and administrative expenses to increase...as a result of operating as a public company..." In other instances you reference Global Star as the post-Business Combination operating company. See, for example, the reference to the "financial results and prospects of Global Star" on page 59. Please comprehensively revise your disclosure throughout to consistently reflect the proposed structure of the Business Combination.

67.   Please disclose whether there are rights of appraisal or similar rights of dissenters with respect to the Business Combination where appropriate, including the "Summary of the Proxy Statement/Prospectus" section. Refer to Item 18(a)(3) of Form 20-F.

68.   Please file the agreements and opinions that are to be included as Annexes A - F.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andy Tucker